____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.
Publicly Held Company
CNPJ/ME No. 07.689.002/0001-89
NIRE: 353.003.257-67

MATERIAL FACT

Embraer S.A. (the “Company”), pursuant to CVM’s Resolution No. 44, dated August 23rd, 2021, and in connection with the material facts disclosed on June 10th, 2021, December 21st, 2021 and May 6th, 2022, hereby informs its shareholders and the market in general that it has completed the previously announced business combination (the “Business Combination”) between EVE UAM, LLC (“Eve”), an entity controlled by the Company, and Zanite Acquisition Corp. (“Zanite”) (the “Closing”).

In connection with the Closing, Embraer Aircraft Holding, Inc., a subsidiary of the Company (“EAH”) contributed all of the Eve limited liability company interests held by it to Zanite in exchange for 220 million shares of Zanite common stock and Zanite changed its corporate name to Eve Holding, Inc. (“Eve Holding”). EAH also completed a cash investment of US$185 million into Eve Holding substantially concurrently with the Closing in exchange for an additional 18.5 million shares of Eve common stock. Eve Holding’s common stock and public warrants now trade on the New York Stock Exchange under the tickers “EVEX” and “EVEXW”, respectively. As of the Closing, EAH holds 238.5 million shares of Eve Holding’s common stock, representing approximately 90% of the outstanding shares of Eve Holding common stock. The remaining shares of common stock are currently owned by Zanite's public stockholders, Zanite's sponsor and certain third-party investors who entered into subscription agreements to purchase shares of common stock at the closing of the Business Combination. Further, the previously announced agreements entered into by the Company in connection with the Business Combination to provide products, inputs, and services to Eve continue to remain in full force and effect.

The Business Combination is in line with the Company’s innovation and growth strategy, and its consummation reinforces the Company’s commitment to achieve this strategy.

São José dos Campos, May 9, 2022.

Antonio Carlos Garcia
Executive Vice-President and CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations